UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING OMB APPROVAL OMB Number: 3235-0058 Expires: January 31, 2005 Estimated average burden hours per response ..............2.50 SEC FILE NUMBER: 000-17232 CUSIP NUMBER: 303039 10 1
(Check One): __ Form 10-K Form 20-F Form 11-K X Form 10-Q Form N-SAR
For Period Ended: June 30, 2002
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I - REGISTRANT INFORMATION
Full Name of Registrant: FACT CORPORATION
Former Name if Applicable: CAPITAL RESERVE CORPORATION
Address of Principal Executive Office (Street and Number): 1530 9TH AVENUE, S.E.
City, State and Zip Code: CALGARY, ALBERTA, CANADA T2G 0T7
PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) X

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Form 10-QSB for the period ended June 30, 2002, will not be submitted by the deadline due to a situation where the workload exceeds available personnel. Certain events and activities during and subsequent to the end of the reporting period required the reallocation of time normally used for the preparation of the report. The Registrant was unable to complete analysis of all financial and non-financial information needed to be included in the report. As a result, the Registrant's independent auditors will also not be able to complete their review of the financial statements prior to August 14, 2002.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification
W. Scott Lawler, Esq. (Name)	403 (Area Code)	693-8014 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment

Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). X Yes No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? X Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During fiscal year ended December 31, 2001, the Company acquired Food and Culinary Technology Group, Inc., a Nevada corporation, which was commencing its business operations in the functional food industry in the beginning of fiscal year 2002.

Prior to that, the Company had only real estate assets and oil and gas assets with limited operations. As a result, the financial statements of the Company's subsidiary, Food and Technology Group, Inc., will be consolidated into the Company's reported financial statements and significantly change the Company's earnings statements.

As a result of this acquisition, it is expected that the Company's operating expenses will have increased by approximately $340,000 during the six months ended June 30, 2002 over the same period from the previous year. The Company also expects that its net loss for the six months ended June 30, 2002 to have increased by approximately $480,000 over the same period from the previous year.

FACT CORPORATION (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: August 14, 2002		By:/s/ JACQUELINE DANFORTH Name and Title: Jacqueline Danforth, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to rule 13(b) of Regulation S-T (232.13(b) of this chapter.